

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

> **Re: RAD Diversified REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed November 17, 2020**
> **File No. 024-11020**

Dear Mr. Mendenhall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1. We note that you are offering up to $50 million in shares of your common stock. In Part I, Item 4 you disclose that you have sold $5,502,982.23 pursuant to a qualified offering statement. It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A and reduce the amount of securities offered herein to not exceed $50 million.

Risk Factors, page 17

2.   Please add a risk factor that discusses the risks of COVID-19 on your business, financial condition and results of operations. Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

Determination of Offering Price, page 62

3.   We note that you calculated the offering price to be $12.01 per share. Please provide tabular disclosure that demonstrates the components of your NAV calculation. Additionally, please tell us whether this is your first adjustment to the offering price. In this regard, we note that Section 3.1 of your subscription and real estate purchase agreements states that the securities were sold pursuant to a qualified offering circular and Section 9.1 states that the purchase price was $11.07 per share. We may have further comment.

Management's Discussion and Analysis, page 95

4.   We note that as of June 30, 2020 you have generated $319,176 of revenue. Please disclose your results of operations for the year ended December 31, 2019 and the interim period ended June 30, 2020. See Item 10 of Form S-11 and Item 303 of Regulation S-K.

Certain Relationships and Related Transactions, page 142

5.   We note that on February 2, 2020 you sold shares to three funds that are also managed by your manager in exchange for notes. Please disclose the information required by Item 23 of Form S-11. Refer to Item 404 of Regulation S-K. In this regard, please update Item 6 of Part I for the sales of your shares.

Exhibits
Subscription Agreement, page 191

6.   We note that Section 12.3 of your subscription agreement contains an exclusive forum provision. Please revise your risk factor on page 60 to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, Section 12.1 of your subscription agreement indicates that the agreement is governed by the laws of California. However, Section 12.2 indicates that the subscription agreement is governed by the laws of Delaware. Please reconcile.

Signatures, page 192

7.   Please have your principal accounting officer sign the offering statement. Refer to Instruction 1 to the Instructions to Signatures of Part II to Form 1-A.

Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
December 1, 2020
Page 3

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 or Jonathan Burr at 202-551-5833with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jack Jmaev